UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0101
Washington, D.C. 20549	Expires:	December 31, 2009
Estimated average burden
FORM 144	hours per response . . . . .	2.00
NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
WORK LOCATION
Merchants Bancshares, Inc.	03-0287342	000-11595

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
AREA CODE	NUMBER
275 Kennedy Drive	South Burlington	VT	05403	(802)	658-3400
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS	STREET	CITY	STATE	ZIP CODE

Thomas S. Leavitt	Executive VP	c/o Merchants Bank, 275 Kennedy Drive
South Burlington, VT 05403

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Howe Barnes Hoefer & Arnett, Inc. 222 Riverside Plaza 7th Floor Chicago, IL 60606		10,871	$273,732	6,101,900	8/5/2009 to 8/7/2009	NASDAQ

INSTRUCTIONS:			3.	(a)	Title of the class of securities to be sold
1.	(a)	Name of issuer		(b)	Name and address of each broker through whom the securities are intended
	(b)	Issuer's I.R.S. Identification Number			to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate
	(d)	Issuer's address, including zip code			face amount)
	(e)	Issuer's telephone number, including area code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
2.	(a)	Name of person for whose account the securities are to be sold		(e)	Number of shares or other units of the class outstanding, or if debt securities the face
	(b)	Such person's relationship to the issuer (e.g., officer, director,			amount thereof outstanding, as shown by the most recent report or statement
		10% stockholder, or member of immediate family of any of the			published by the issuer
		foregoing)		(f)	Approximate date on which the securities are to be sold
	(c)	Such person's address, including zip code		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (02-08)

TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	8/06/09	Stock Option Exercise	1996 Stock Option Plan	10,871 shares	8/05/2009	Cash
INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Howe Barnes Hoefer & Arnett, Inc.
222 Riverside Plaza, Floor 7
Chicago, IL 60606

Howe Barnes Hoefer & Arnett, Inc.
222 Riverside Plaza, Floor 7
Chicago, IL 60606

Howe Barnes Hoefer & Arnett, Inc.
222 Riverside Plaza, Floor 7
Chicago, IL 60606

	Common Stock Common Stock Common Stock	05/26/2009 06/01/2009 06/04/2009	1,000 800 300	22,500 18,296 6,750
REMARKS:
The reporting person intends to sell 10,871 shares of Merchants Bancshares, Inc. Common Stock during the period from 8/5/2009 until 8/7/2009.
	INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

	August 6, 2009	/s/ Lisa A. Razo, P.O.A. for Thomas S. Leavitt
	DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION IF RELYING IB RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)